Exhibit 99.4

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Notice to Reader of the Unaudited Interim Consolidated Financial Statements

For the three months ended June 30, 2009

The unaudited interim consolidated financial statements of Silvercorp Metals Inc. (the “Company”) for the three months ended June 30, 2009 (“Financial Statements”) have been prepared by management.  The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2009 which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of thousands of U.S. dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

SILVERCORP METALS INC.

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Notes	June 30, 2009	March 31, 2009
ASSETS

Current Assets
Cash and cash equivalents		$53,744	$41,470
Short term investments	5	21,933	23,962
Restricted cash	~~4~~	-	732
Accounts receivable, prepaids and deposits	6	2,285	2,933
Inventories	3	2,550	1,529
Current portion of future income tax assets		-	143
Amounts due from related parties	15	246	249
		80,758	71,018

Long term prepaids	7	1,390	1,058
Long term investments	8	12,562	12,186
Restricted cash	4	298	293
Property, plant and equipment	9	29,224	29,072
Mineral rights and properties	10	96,554	89,413
Future income tax assets		2,485	2,162
		$223,271	$205,202

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$9,122	$8,533
Deposits received	10	2,577	1,290
Bank loan and notes payable	4,12	2,928	658
Dividends payable	14(c)	2,780	2,564
Income tax payable		642	3,041
Amounts due to related parties	15	7,336	7,353
		25,385	23,439

Future income tax liabilities		19,681	19,678
Asset retirement obligations	11	2,061	2,029
		47,127	45,146

Non-controlling interests	13	10,628	7,610

SHAREHOLDERS' EQUITY

Share capital	14	135,604	135,604
Contributed surplus		4,155	3,764
Reserves		31,893	31,893
Accumulated other comprehensive loss		(2,205)	(10,167)
Deficit		(3,931)	(8,648)
		165,516	152,446

		$223,271	$205,202

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars, except for share and per share figures)

		Three months ended June 30,

	Notes	2009	2008

Sales		$22,571	$30,859

Cost of sales		4,972	7,939
Amortization and depletion		929	1,568
		5,901	9,507

Gross profit		16,670	21,352

Expenses
Accretion of asset retirement obligations	11	30	19
Amortization		202	293
Foreign exchange loss (gain)		(1,516)	120
General exploration and property investigation expenses		2,307	479
Impairment charges and bad debt	6, 8(b)(ii)	777	-
Investor relations		71	95
General and administrative		2,725	2,948
Professional fees		575	290
		5,171	4,244
		11,499	17,108
Other income and expenses
Equity loss in investment	8(a)	(82)	(205)
Loss on disposal of property, plant and equipment		(256)	(9)
Interest income		238	777
Other income		160	29
		60	592

Income before income taxes and non-controlling interests		11,559	17,700

Income tax expense (recovery)
Current		1,578	2,040
Future		(186)	(153)
		1,392	1,887

Income before non-controlling interests		10,167	15,813

Non-controlling interests	13	(2,680)	(4,212)

Net income		$7,487	$11,601

Basic earnings per share		$0.05	$0.08
Diluted earnings per share		$0.05	$0.08
Weighted Average Number of Shares Outstanding - Basic		161,587,001	151,655,320
Weighted Average Number of Shares Outstanding - Diluted		162,915,490	153,178,476

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Three months ended June 30,
		2009	2008

Net income		$7,487	$11,601
Other comprehensive income (loss), net of taxes:
Unrealized loss on available for sale securities		-	(69)
Reclassification adjustments of unrealized loss due to impairment of available-for-sale securities	8(b)(ii)	195	-
Unrealized exchange gain (loss) on translation of self-sustaining foreign operations		(7,151)	1,826
Unrealized exchange gain on translation of functional currency to reporting currency		14,918	1,658
Other comprehensive income		7,962	3,415
Comprehensive income		$15,449	$15,016

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended June 30,
	2009	2008
Cash provided by (used for)
Operating activities
Net income for the period	$7,487	$11,601
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	30	19
Amortization	1,131	1,568
Equity investment loss	82	205
Future income tax recovery	(186)	(153)
Impairment charges and bad debt	777	-
Loss on disposal of property, plant, and equipment	256	10
Non-controlling interests	2,680	4,211
Stock-based compensation	391	567
Unrealized foreign exchange gain	(1,516)	-
	11,132	18,028
Net change in non-cash working capital
Accounts receivable and prepaids	139	(5,656)
Inventory	(950)	(2,025)
Restricted cash	726	-
Accounts payable and accrued liabilities	387	15,324
Income tax payable	(2,335)	(359)
Deposits received	1,286	(241)
Cash provided by operating activities	10,385	25,071

Investing activities
Acquisition of mineral rights and properties	(2,173)	(31,477)
Acquisition of property, plant, and equipment	(389)	(3,830)
Decrease in short term investments	4,053	5,063
Decrease (increase) in long term prepaids	(420)	2,957
Proceeds from disposal of property, plant, and equipment	-	157
Cash provided by (used in) investing activities	1,071	(27,130)

Financing activities
Repayment from (advance to) related parties	(21)	108
Bank loans	2,928	-
Repayment of bankers acceptance	(658)	-
Cash dividends distributed	(2,770)	-
Share subscriptions for cash, net of commission and expenses	-	21
Shares returned to treasury for cancellation	-	(4,655)
Cash used in financing activities	(521)	(4,526)

Effect of exchange rate changes on cash and cash equivalents	1,339	2,084

Increased (decrease) in cash and cash equivalents	12,274	(4,501)

Cash and cash equivalents, beginning of period	41,470	47,093

Cash and cash equivalents, end of period	$53,744	$42,592
Supplemental information:
Interest paid	$2	$-
Income tax paid	$3,977	$2,040

Non-cash investing activities:
Common shares issued for mineral rights and properties	$-	$36,484

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of U.S. dollars, except for numbers of shares figures)

		Share Capital
						Accumulated
						other	Retained	Total
		Number of		Contributed		comprehensive	earnings	shareholders'
		shares	Amount	surplus	Reserves	income (loss)	(deficit)	equity
Balance, March 31, 2008		149,416,476	$78,334	$1,722	$2,078	$14,122	$52,736	$148,992
Options exercised		4,482	22	-	-	-	-	22
Shares issued for property		4,532,543	36,485	-	-	-	-	36,485
Financing		10,000,000	24,205					24,205
Net of shares issuance costs			(1,570)	-	-	-	-	(1,570)
Cancellation of shares under normal course issuer bid		(2,366,500)	(1,885)	(47)	-	-	(7,542)	(9,474)
Value of options transferred upon exercised		-	13	(13)	-	-	-	-
Stock based compensation		-	-	2,102	-	-	-	2,102
Unrealized loss on available for sale securities		-	-	-	-	(155)	-	(155)
Appropriation to reserves		-	-	-	29,815	-	(29,815)	-
Cash dividends declared and distributed		-	-	-	-	-	(8,030)	(8,030)
Loss of the year		-	-	-	-	-	(15,997)	(15,997)
Unrealized gain on translation of self-sustaining operation		-	-		-	11,270	-	11,270
Unrealized loss on translation of functional currency to reporting currency		-	-	-	-	(35,404)	-	(35,404)
Balance, March 31, 2009		161,587,001	135,604	3,764	31,893	(10,167)	(8,648)	152,446
Stock based compensation		-	-	391	-	-	-	391
Reclassification adjustments of unrealized loss due to impairment of available-for-sale securities (net of tax)	8(b)(ii)	-	-	-	-	195	-	195
Cash dividends declared and distributed		-	-	-	-	-	(2,770)	(2,770)
Earnings of the period		-	-	-	-	-	7,487	7,487
Unrealized loss on translation of self-sustaining operation		-	-	-	-	(7,151)	-	(7,151)
Unrealized gain on translation of functional currency to reporting currency		-	-	-	-	14,918	-	14,918
Balance, June 30, 2009		161,587,001	$135,604	$4,155	$31,893	$(2,205)	$(3,931)	$165,516

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.  NATURE OF OPERATIONS

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China (“China”).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting polices and methods set out in Note 2 to the audited consolidated financial statement for the year ended March 31, 2009, except as described in Note 2(b). Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statement for the year ended March 31, 2009. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows have been included. Operating results for the three-month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending March 31, 2010.

These unaudited consolidated financial statements include the accounts of Silvercorp Metals Inc. and its wholly owned subsidiaries: Silvercorp Metals China Inc., Fortune Mining Limited, Fortune Copper Limited, Fortress Mining Inc., Fortune Gold Mining Limited, Victor Resources Ltd., Victor Mining Ltd., Yangtze Mining Ltd., Yangtze Mining (H.K.) Ltd., 82% owned subsidiary, Qinghai Found Mining Company Ltd. (“Qinghai Found”), 70% owned subsidiary, Henan Huawei Mining Co. Ltd. (“Henan Huawei”), 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”), 95% owned subsidiary, Anhui Yangtze Mining Co. Ltd. and 95% owned subsidiary, Guangdong Found Mining Co. Ltd. (“Guangdong Found”).

All significant inter-company transactions and accounts have been eliminated upon consolidation.

In the notes to these unaudited consolidated financial statements, “joint venture” is used in the context of “the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures”, which governs business conducted by foreigners in China. None of the Company’s investments are subject to joint control as defined by CICA Section 3055, “Interests in Joint Ventures”.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)   Adoption of New Accounting Standards

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 “Revenues and Expenditures in the Pre-operating Period” (“EIC-27”) was withdrawn.

The standard is effective for the Company’s fiscal year beginning April 1, 2009.  Adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

 (c)  New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted.   Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. A diagnostic assessment of the Company’s current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS  is in progress and the impact on our consolidated financial position and results of operations has not yet been determined. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by a conversion to IFRS and the impact of these changes on its financial disclosures.

(ii) Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581.  The Company shall apply this standard effective April 1, 2011, with early adoption permitted.  This new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS.  The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company is currently assessing the impacts to its consolidated financial statements upon adoption of this new accounting guidance.

3.  INVENTORIES

Inventories consisted of the following:

	June 30, 2009	March 31, 2009
Direct smelting ore and stockpile ore	$1,372	$396
Concentrate inventory	167	154
Total stockpile	1,539	550
Material and supplies	1,011	979
	$2,550	$1,529

4.  RESTRICTED CASH

As of March 31, 2009, $732 restricted cash was pledged as a collateral for a bankers acceptance of $658 issued by the Company to a mining contractor. The bankers acceptance was fully paid and the restricted cash was released during the quarter ended June 30, 2009.

As at June 30, 2009, a term deposit of $298 (RMB¥2.0 million) (March 31, 2009 - $293 (RMB¥2.0 million)) was restricted for future utility charges.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.  SHORT TERM INVESTMENTS

As at June 30, 2009, short term investments consisted of the following:

Carrying value		Rate	Maturity
GIC	$21,850	0.65%-3.12%	October 8, 2009- June 18, 2010
Marketable Securities	83
	$21,933

As at March 31, 2009, short term investments consisted of the following:

	Carrying value	Rates	Maturity
GIC	$23,962	1.80%-3.12%	June 3, 2009- March 26, 2010

The fair values of GICs approximate their respective carrying values due to their short term nature.

Marketable securities represent the Company’s portfolio investments to certain publicly-traded companies. As at June 30, 2009, the carrying values of those investments were equal to their respective quoted market prices. Unrealized gains and losses between their carrying values and acquisition costs is included in other income in the statements of operations.

6.

ACCOUNTS RECEIVABLE, PREPAIDS AND DEPOSITS

Accounts receivable, prepaids and deposits consisted of the following:

	June 30, 2009	March 31, 2009
Accounts receivable	$510	$800
Interest receivable	132	145
Deposits to contractors	448	1,268
Prepaid expenses and deposits	1,195	720
	$2,285	$2,933

As at June 30, 2009, included in accounts receivables, $205 (RMB¥1.4 million) (March 31, 2009 - $205 (RMB¥1.4 million)) was related to an amount receivable from a disposition of a mineral property interest in fiscal year 2009. This amount was received in July 2009.

Also included in accounts receivable as at March 31, 2009, $582 (RMB¥3.75 million) was related to a disposition of an exploration permit in fiscal 2008. During the quarter ended June 30, 2009, such amount was determined not collectible and recognized as impairment charges and bad debt on the statements of operations (also see note 8).

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

LONG TERM PREPAIDS

As of June 30, 2009, long term prepaids of $1,390 (March 31, 2009 - $1,058) represented the prepayments for the acquisition of property, plant and equipment at mine sites and mill.

8.

LONG TERM INVESTMENTS

		June 30, 2009	March 31, 2009
Investments in companies subject to significant influence
New Pacific Metals Inc.	(a)	$5,647	$5,285
Luoyang Yongning Smelting Co. Ltd.	(b)(i)	-	6,877

Investments “available for sale”
Dajin Resources Corp.	(b)(ii)	34	24
Luoyang Yongning Smelting Co. Ltd.	(b)(i)	6,881	-
		$12,562	$12,186

(a)

Investment in companies subject to significant influence

New Pacific Metals Inc. (“NUX”)

The following is the summary of the investment in NUX and its market value:

			Value of NUX’s
			common shares
	Number of		per quoted market
	shares	Amount	price
Balance, March 31, 2008	7,400,000	$11,252	$14,758
Equity in loss of investee company		(1,455)
Impairment charge		(2,707)
Impact of foreign currency translation		(1,805)
Balance, March 31, 2009	7,400,000	5,285	5,285
Equity in loss of investee company		(82)
Impact of foreign currency translation		444
Balance, June 30, 2009	7,400,000	$5,647	$5,156

(b)

Available for sale investments

		June 30, 2009				March 31, 2009
		Unrealized Gain (loss)				Unrealized Gain (loss)
		Decline in	Foreign			Decline in	Foreign
	Cost basis	market value	exchange	Fair value	Cost basis	market value	exchange	Fair value
Luoyang Yongning Smelting Co. Ltd.	$6,557	$-	$324	$6,881	$-	$-	$-	$-
Dajin Resources Corp.	217	(195)	12	34	217	(200)	7	24

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i)

 Luoyang Yongning Smelting Co. Ltd. (“Yongning”)

Henan Found entered into an agreement in April 2007, subsequently amended in September 2007, with two 3rd party partners, to custom built a 150,000 tonne per year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China.

During fiscal year 2008, Yongning was incorporated, with a registered capital requirement of $21.4 million (RMB¥150 million) for this project. Henan Found earned its 30% equity interest in Yongning through contributing $6.6 million (RMB¥45 million).

During the fiscal year 2009, the controlling shareholders of Yongning proposed to increase the registered capital to $58.6 million (RMB¥400 million) from $21.4 million (RMB¥150 million). Henan Found decided not to further participate in the proportionate capital contribution, except for paying an additional $0.3 million (RMB¥2 million) to Yongning.

As at March 31, 2009, a total of $37.6 million (RMB¥257 million) was invested by the joint venture partners, of which $6.9 million (RMB¥47 million) was by Henan Found.

In June 2009, at a meeting of the shareholders of Yongning, it was resolved to increase the registered capital to $58.6 million (RMB¥400 million).  Following the capital contributions of the other joint venture partners, Henan Found’s equity interest in Yongning was diluted to 11.75%.  The shareholders of Yongning further resolved to change the composition of its Board of Directors, such that the representatives appointed by Henan Found were reduced from two individuals to one. Management has determined that as a result of these changes, effective June 6, 2009, Henan Found no longer exercises significant influence over Yongning.  As such, the Company began to account for this investment using the cost method.  The investment was reclassified as an available for sale financial asset.

(ii)

Dajin Resources Corp. (“Dajin”)

During the quarter ended June 30, 2009, a total of $195 (quarter ended June 30, 2008 - $nil) of unrealized loss on the investment in Dajin was transferred out of accumulated other comprehensive income and recognized as impairment charges on the consolidated statements of operations, as the decline of value is considered to be an other than temporary impairment.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of:

		June 30, 2009			March 31, 2009
		Accumulated			Accumulated
		Depreciation,			Depreciation,
		Disposition and	Net Book		Disposition and	Net Book
	Cost	Impairment Charges	Value	Cost	Impairment Charges	Value
Building	$20,269	$(1,016)	$19,253	$13,912	$(835)	$13,077
Office equipment and furniture	1,248	(547)	701	1,203	(414)	789
Machinery	8,172	(825)	7,347	7,804	(760)	7,044
Motor vehicle	1,334	(495)	839	1,272	(444)	828
Land use right	849	(13)	836	822	(10)	812
Leasehold improvement	268	(56)	212	236	(39)	197
Construction in process	36	-	36	6,325	-	6,325
	$32,176	$(2,952)	$29,224	$31,574	$(2,502)	$29,072

During the quarter ended June 30, 2009, the construction of a new mill was substantially completed.  As a result, the carrying value of the new mill was reclassified to building from construction in process.

10.

MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties are comprised of the following:

							GC
	Ying	HPG	NZ	Nabao	TLP	LM	&SMT	Total
Balance, March 31, 2008	$18,303	$9,733	$2,047	$1,058	$20,015	$9,749	$-	$60,905
Acquisition	-	-	-	-	-	-	80,044	80,044
Capitalized expenditures	6,914	1,835	-	1,141	2,533	1,808	1,251	15,482
Disposal	-	-	(1,819)	-	-	-	-	(1,819)
Depletion	(2,336)	(1,352)	-	-	(311)	(1,247)	-	(5,246)
Impairment charges	-	(10,337)	-	(2,005)	(22,796)	(10,556)	-	(45,694)
Impact of foreign currency translation	576	121	(228)	(194)	559	246	(15,339)	(14,259)
Balance, March 31, 2009	23,457	-	-	-	-	-	65,956	89,413
Capitalized expenditures	1,788	-	-	-	-	-	457	2,245
Depletion	(661)	-	-	-	-	-	-	(661)
Impact of foreign currency translation	14	-	-	-	-	-	5,543	5,557
Balance, June 30, 2009	$24,598	$-	$-	$-	$-	$-	$71,956	$96,554

Although the Company has taken steps to verify title to the mineral properties in which it, through its subsidiaries, has an interest, in accordance with industry standards for the stage of exploration of such properties, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

During the three months ended June 30, 2009, the Company entered into a contract to sell the Nabao Project for $700 (RMB¥ 5.0 million), and a total deposit of $150 (RMB¥ 1.0 million) was received and included in deposits received on the balance sheet. The transaction is subject to the Chinese government’s approval.

11.

ASSET RETIREMENT OBLIGATIONS

The following table presented the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Amount
Balance, March 31, 2008	$1,226
Obligation incurred	729
ARO revision	(139)
Accretion on ARO	123
Foreign exchange impact	90
Balance, March 31, 2009	2,029
Accretion on ARO	30
Foreign exchange impact	2
Balance, June 30, 2009	$2,061

Although the ultimate reclamation costs to be incurred for the existing mines are uncertain, the Company has estimated the undiscounted future values of these costs to be $3.11 million as at June 30, 2009 (March 31, 2009 - $3.11 million ), assuming the cash outflow will be at the end of estimated mine lives, which range from 6 to 10 years.

The aggregate accrued obligation as at June 30, 2009, representing the fair value of the future reclamation costs, was $2,061(March 31, 2009 - $2,029). The fair value was estimated using a credit risk free discount rate of six percent.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

BANK LOAN AND NOTES PAYABLE

As at June 30, 2009, bank loan and notes payable balances consisted of the following:

	Amount	Maturity
Bank loan	$2,928	June 16, 2010

As at March 31, 2009, bank loan and notes payable balances consisted of the following:

	Amount	Maturity
Bankers acceptance (also see note 4)	$658	June 30, 2009

On June 16, 2009, the Company, through its 70% owned subsidiary Henan Huawei, obtained an unsecured $2.9 million (RMB 20 million) line of credit.  The Company’s subsidiary, Henan Found and Henan Huawei’s non-controlling interest holder have guaranteed the debt.  On June 16, 2009, $2.9 million (RMB 20 million) was drawn, at an annual interest rate of 5.841%, payable monthly.

13.

NON CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

			Guangdong
	Henan Found	Huawei	Found	Total
Balance, March 31, 2008	$8,998	$2,267	$-	$11,265
Addition upon acquisition	-	-	172	172
Profits sharing for the year	3,975	(2,432)	(12)	1,531
Dividend declared	(7,145)	-	-	(7,145)
Non-controlling interest shareholder’s contribution	-	-	219	219
Foreign exchange impact	1,397	165	6	1,568
Balance, March 31, 2009	7,225	-	385	7,610
Profit sharing for the period	2,596	-	84	2,680
Foreign exchange impact	121	-	217	338
Balance, June 30, 2009	$9,942	$-	$686	$10,628

As at June 30, 2009, non-controlling interest in Henan Found, Henan Huawei and Guangdong Found were 22.5%, 30% and 5%, respectively.

The Company has not recorded non-controlling interest in Qinghai Found, as its ownership percentage represents only the profit sharing and working interests and the minority shareholder is not responsible for any of the associated costs (also see note 10).

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.  SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value.

(b) Stock Options

The Company has a stock option plan (the “Plan”), which was approved by the shareholders on November 14, 2002 and subsequently amended on August 24, 2006.  The plan is administrated by the directors and Compensation Committee of the Company.  The plan currently provides that the aggregate number of shares issuable shall not exceed 19,500,000.

A summary of stock option activities during fiscal 2009 and through June 30, 2009 is as follows:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, March 31, 2008	3,234,685	$3.42
Options granted	745,000	5.46
Options exercised	(4,482)	4.81
Options expired	(31,875)	0.75
Options forfeited	(418,625)	5.31
Balance, March 31, 2009	3,524,703	3.65
Options granted	1,081,000	2.65
Options forfeited	(108,000)	6.93
Balance, June 30, 2009	4,497,703	$3.33

During the period ended June 30, 2009, a total of 1,081,000 options were granted to directors, officers, employees and consultants at exercise price of CAD$2.65 per share subject to a vesting schedule over a three year term with 8.333% options vesting every three months.

The following is the summary of assumptions used to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Three months ended June 30,
	2009	2008
Risk free interest rate	1.18% to 1.86%	3.37% to 3.45%
Expected life of option in years	2 to 5 years	3 to 5 years
Expected volatility	73% to 84%	57% to 92%
Expected dividend yield	3%	1%

The weighted average grant date fair value of options granted during the period ended June 30, 2009 was CAD$1.23 (June 30, 2008 - CAD$3.25). During the period ended June 30, 2009, a total of $391 (June 30, 2008 - $567) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of operations.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information related to stock options outstanding at June 30, 2009:

				Number of
	Number of options	Weighted average	Weighted	options	Weighted average
Exercise price	outstanding	remaining contractual	average exercise	exercisable at	exercise price in
in CAD$	at June 30, 2009	life (YRS)	price in CAD$	June 30, 2009	CAD$
$0.18	990,000	0.32	$0.18	990,000	$0.18
0.63	450,000	0.67	0.63	450,000	0.63
4.32	405,399	2.06	4.32	405,399	4.32
4.43	42,000	2.16	4.43	42,000	4.43
6.74	669,204	2.78	6.74	394,329	6.74
6.95	90,000	3.26	6.95	52,500	6.92
9.05	105,100	3.55	9.05	43,793	9.05
7.54	50,000	3.87	7.54	16,667	7.54
5.99	10,000	1.00	5.99	-	5.99
5.99	455,000	4.01	5.99	114,167	5.99
3.05	150,000	4.25	3.05	25,000	3.05
2.65	1,081,000	4.81	2.65	-	2.65
$0.18-9.05	4,497,703	2.65	$3.33	2,533,855	$2.65

(c)  Cash Dividends Declared and Distributed

During the three months ended June 30, 2009, a quarterly cash dividend of CAD$0.02 per share, totaling $2.8 million (CAD$3.22 million) was paid and another quarterly cash dividend of CAD$0.02 per share, totaling $2.8 million (CAD$3.22 million) was declared, which was paid in July 2009.

All dividends declared were eligible dividends for Canadian tax purposes.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Amount due from related parties	June 30, 2009	March 31, 2009
New Pacific Metals Corp. (a)	$26	$30
Weigemingda Mining Co. Ltd.(f)	220	219
	$246	$249

Amount due to related parties	June 30, 2009	March 31, 2009
Henan Non-ferrous Geology Bureau (b)	7,191	7,187
Quanfa Exploration Consulting Services Ltd. (c)	117	117
R. Feng Consulting Ltd. (e )	28	49
	$7,336	$7,353

	Three Months Ended June 30,
Transactions with related parties	2009	2008
New Pacific Metals Corp. (a)	$35	$45
Quanfa Exploration Consulting Services Ltd. (c)	88	-
Gao Consulting Ltd.(d)	-	51
McBrighton consulting Ltd.(d)	44	-
R. Feng Consulting Ltd. (e)	82	88
	$249	$184

(a)

New Pacific Metals Corp. is a publicly traded company with a director and officer in common with the Company. Further to a services and cost reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three months ended June 30, 2009, the Company recovered $35 (quarter ended June 30, 2008 - $45) from NUX for services rendered and expenses incurred on behalf of NUX.  The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. The balance of $7,191 (March 31, 2009 - $7,187) owed to Henan Geology Bureau as at June 30, 2009 represented the dividend declared by Henan Found during the year ended March 31, 2009.  The amount was paid in July 2009.

(c)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the period ended June 30, 2009, the Company paid $88 (quarter ended June 30, 2008 - $nil) to Quanfa for its consulting services.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)

During the period ended June 30, 2009, the Company paid $nil (quarter ended June 30, 2008 - $51) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

During the period ended June 30, 2009, the Company paid $44 (quarter ended June 30, 2008 - $nil) to McBrighton Consulting Ltd., a private company controlled by the same director of the Company for consulting services.

(e)

During the period ended June 30, 2009, the Company paid $82 (quarter ended June 30, 2008 - $88) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)

During the fiscal 2009, the Company advanced $220 to Weigemingda Mining Co. Ltd., a non-controlling interest holder of Guangdong Found.

The transactions with related parties are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

16. CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. There are no externally imposed capital requirements.  Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions.  Funds have been primarily secured through issuances. There can be no assurances that the Company will be able to continue to raising equity capital in this manner. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The fair values of financial instruments at June 30, 2009 and March 31, 2009 are summarized as follows:

		June 30, 2009	March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$53,744	$53,744	$41,470	$41,470
Short term investments	21,933	21,933	23,962	23,962
Restricted cash	298	298	1,025	1,025
Loans and receivables
Accounts receivables	1,090	1,090	2,213	2,213
Amounts due from related parties	246	246	249	249
Available for sale
Long term investments
Dajin Resources Corp.	34	34	24	24
Luoyang Yongning Smelting Co. Ltd.	6,881	6,881	-	-

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	$9,122	$9,122	$8,533	$8,533
Deposits received	2,577	2,577	1,290	1,290
Dividends payable	2,780	2,780	2,564	2,564
Amounts due to related parties	7,336	7,336	7,353	7,353
Bank loan and notes payable	2,928	2,928	658	658

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade term of these instruments. The fair values of investment in publicly traded companies are based on the quoted market prices. The fair value of the investment in Luoyang Yongning Smelting Co. Ltd. represents the amount the Company invested in Yongning as the smelter is still in construction stage.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Liquidity risk

The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2009	March 31, 2009
	Within a year
Accounts payable and accrued liabilities	$9,122	$8,533
Deposits received	2,577	1,290
Dividends payable	2,780	2,564
Amounts due to related parties	7,336	7,353
Bank loan and notes payable	2,928	658
	$24,743	$20,398

(c) Foreign exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US dollars while the Canadian dollar is considered its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the US dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	June 30, 2009	March 31, 2009
Canadian dollars	$31,291	$43,111
United States dollars	19,204	9,498
Chinese renminbi	33,730	15,600
Hong Kong dollars	2	2
Total financial assets	84,227	$68,211

Canadian dollars	3,085	$3,092
United States dollars	-	14
Chinese renminbi	21,658	17,292
Total financial liabilities	$24,743	$20,398

As at June 30, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the Canadian dollar would have increased (decreased) net income by approximately $19 and increased (decreased) other comprehensive income by $0.1 million.

As at June 30, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.2 million and increase (decreased) other comprehensive income by $0.1 million.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity. The Company holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. The Company also drew on the line of credit bears an annual interest rate of 5.841%.  Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2009.

(e) Credit risk

The Company is exposed to credit risk primarily associated to accounts receivables, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days.

Occasionally, the Company disposes of exploration permits from abandon projects. The Company undertakes credit evaluations at each time of disposition.  As at June 30, 2009, $205 (March 31, 2009 - $790 (also see note 6)) represented such receivables.  The aging was within 1 year.

As at June 30, 2009, the Company did not hold any asset-backed commercial paper.

(f) Equity price risk

The Company is also exposed to equity price risk arising from its equity investments. The Company's equity investments are held for strategic rather than trading purposes and have been written down to its fair value. The Company does not actively trade these investments.

18. SEGMENTED INFORMATION

(a) Industry information

The Company operates in one reportable operating segment, being the acquisition, exploration, development, and operation of mineral properties.

 (b) Geographic information

(i)

The following is the summary of certain long-term assets of each geographic segment:

June 30, 2009
	Canada	China						BVI
Balance sheet items:		Ying	HPG	TLP	LM	GC & SMT	Other		Total

Mineral rights and properties	$-	$24,598	$-	$-	$-	$71,956	$-	$-	$96,554
Property, plant and equipment	461	20,981	1,153	4,235	293	330	1,771	-	29,224
Long term investments	5,681	6,881	-	-	-	-	-	-	12,562

March 31, 2009
	Canada	China						BVI
Balance sheet items:		Ying	HPG	TLP	LM	GC & SMT	Other		Total

Mineral rights and properties	$-	$23,457	$-	$-	$-	$65,956	$-	$-	$89,413
Property, plant and equipment	414	21,404	1,132	3,863	273	320	1,666	-	29,072
Long term investments	5,308	6,878	-	-	-	-	-	-	12,186

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) The following is a summary of operations for each geographic segment:

Three months ended June 30, 2009
	Canada	China							BVI
		Ying	HPG	TLP	LM	GC & SMT	Qinghai	Other		Total
Sales	$-	$21,427	$945	$121	$78	$-	$-	$-	$-	$22,571
Cost of sales	-	(4,529)	(387)	(17)	(39)	-	-	-	-	(4,972)
Amortization and depletion	-	(914)	(7)	(4)	(4)	-	-	-	-	(929)
Gross Profit	-	15,984	551	100	35	-	-	-	-	16,670

Expenses (included foreign exchanges)	(2,029)	(2,222)	(517)	(826)	(213)	1,266	(174)	115	206	(4,394)

Interest & other income	165	136	86	-	-	-	-	-	(14)	373
Impairment charges	(195)	-	-	-	-	-	-	-	(582)	(777)
Loss and other expenses	(82)	(246)	(9)	(1)	-	-	-	-	25	(313)
Non controlling interest	-	(2,739)	-	143	-	(84)	-	-	-	(2,680)
Income tax expenses	-	(1,469)	(14)	91	-	-	-	-	-	(1,392)
Net income (loss)	$(2,141)	$9,444	$97	$(493)	$(178)	$1,182	$(174)	$115	$(365)	$7,487

Three months ended June 30, 2008
	Canada	China							BVI
		Ying	HPG	TLP	LM	GC & SMT	Qinghai	Other		Total
Sales	$-	$24,694	$3,200	$1,766	$1,199	$-	$-	$-	$-	$30,859
Cost of sales	-	(5,688)	(1,062)	(410)	(779)	-	-	-	-	(7,939)
Amortization and depletion	-	(630)	(570)	(145)	(223)	-	-	-	-	(1,568)
Gross Profit	-	18,376	1,568	1,211	197	-	-	-	-	21,352

Expenses (included foreign exchanges)	(2,189)	(1,232)	(397)	(88)	(177)	(172)	-	16	(5)	(4,244)

Interest & other income	218	583	2	-	-	-	-	2	-	805
Impairment charges	-	-	-	-		-	-	-	-	-
Loss and other expenses	(205)	-	-	-	-	-	-	(9)	-	(214)
Non controlling interest	-	(3,557)	(421)	(222)	(12)	-	-	-	-	(4,212)
Income tax expenses	-	(1,918)	230	(137)	(61)	-	-	-	-	(1,886)
Net income (loss)	$(2,176)	$12,252	$982	$764	$(53)	$(172)	$-	$9	$(5)	$11,601

(c) Sales by metal

The sales generated for the three months ended June 30, 2009 and 2008 comprised of:

		Three months ended June 30,
	2009	2008

Silver (Ag)	$11,624	$15,407
Gold (Au)	171	347
Lead (Pb)	9,051	12,825
Zinc (Zn)	1,725	2,280
	$22,571	$30,859

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Major customers

During the three months ended June 30, 2009, there were three (quarter ended June 30, 2008 - three) major customers which individually accounted for 19% to 23% (quarter ended June 30, 2008 - 11% to 21%) and collectively, 62% (quarter ended June 30, 2008 -51%) of the total sales of the Company.

19. COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

The Company entered into two office rental agreements (the “Rental Agreements”), with total rental expense of $631 over the next five years as the follows: for the period ending 2010: $149; 2011: $114; 2012: $133; 2013: $163; and 2014: $72. In connection with one of these Rental Agreements, the Company signed a sublease agreement commencing April 15, 2009 and expiring September 29, 2013, with annual rental income of $62.